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                                                                 Exhibit (a)(21)

                         NATIONWIDE INSURANCE DEDICATED
                            TO THE DES MOINES MARKET
                 - FARMLAND INSURANCE ANOTHER SHINING EXAMPLE -


DES MOINES, Iowa - May 18, 1998 - Nationwide Insurance Enterprise may not be a familiar name in Des Moines, but its positive influence has been felt for years:

* Farmland Insurance was acquired by Nationwide in 1982, and has seen dramatic growth and increased profits since that time. From 1982 to 1997, Farmland's surplus grew from $25 million to $100 million; its Direct Written Premium grew from $57 million to $170 million; and its assets skyrocketed from $82 million to $322 million.

* Nationwide also takes tremendous pride in being a deeply involved corporate citizen in all communities where it serves. For each of the past five years, Farmland employees have been among the top 10 per capita contributors to the United Way of Central Iowa. With matching funds from the Nationwide Foundation, more than $157,000 was raised in Farmland's 1997 campaign.

*        Farmland also sponsors the Des Moines Chapter of the national Susan G.
         Komen Breast Cancer Foundation by providing office space and equipment for day-to-day operations. During 1998, a Farmland employee is serving as the local chapter president.

* "Nationwide is a very active corporate citizen, giving and serving in the places where we live and work," said Dimon R. McFerson, Chairman and CEO of Nationwide, who in June 1997 was awarded the Humanitarian of the Year Award from the Columbus, Ohio, Chapter of the American Red Cross. "It's expected, and it's just one way for us to show our commitment to our communities."

* Farmland's success is due in large part to its quality employees -- which is also an important component to Nationwide's on-going success. With Allied, Nationwide will maintain the current level of employment in Des Moines and plans to add 400 new jobs to the Des Moines area in the next few years.


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